April 18, 2017

Mr. W. John Cash

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Attention:    W. John Cash

Kevin Stertzel

Re:	TopBuild Corp.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-36870

Dear Mr. Cash:

This is in response to your letter dated April 13, 2017, commenting on TopBuild Corp.’s Form 10-K for the year ended December 31, 2016.  For ease of reference, we have repeated the SEC’s comment in bold text preceding our response.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page 38

1.   We note your policy disclosure which states that you recognize revenue for your Installation Segment “by order within the contract,” based on the amount of material installed and associated labor. We note you previously disclosed the use of the percentage of completion method for these revenues. Please tell us if your revenue recognition policy has changed and clarify for us and in your disclosure, the meaning of the term “by order within the contract.” To the extent your accounting policy has changed, please clarify for us the basis for the change and the accounting guidance you are currently following.

Response:

We have not changed our revenue recognition policy.  In future filings, we will revise our accounting policy disclosure to clarify the meaning of the term “by order within the contract”.  The revised disclosure to be included in our next Form 10-K filing will be as follows (changes are underlined versus the disclosure included in the Form 10-K for the fiscal year ended December 31, 2016):

Revenue Recognition

We recognize revenue for our Installation segment ~~by~~ using the percentage of completion method of accounting with respect to each particular order within ~~the~~ a given customer’s contract, based on the amount of material installed at that customer’s location and the associated labor costs ~~at our customers’ locations~~, as compared to the total expected cost for the particular order.  Each contract contains one or more individual orders, which are based on services delivered.  The amount of revenue recognized for our Installation segment that had not been billed as of December 31, 2016 and 2015 was $28.9 million and $23.7 million, respectively.  Revenue from our distribution segment is recognized when title to products and risk of loss transfers to our customers.  At time of sale we record estimated reductions to revenue for customer programs and incentive offerings, including special pricing and other volume‑based incentives.

We hope that this letter is fully responsive to your comment. If you have any further questions or would like additional clarification, please contact me at (386) 763-2900.

Sincerely,

/s/ John S. Peterson

John S. Peterson

Vice President and Chief Financial Officer

TopBuild Corp.